UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Brookfield Renewable Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11284V105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,875,890(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,875,890(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,875,890(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1).

This amount includes class A exchangeable subordinate voting shares, no par value (the “Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”) held as follows: 37,872,013 Class A Shares held by Brookfield Renewable Power Inc., 1,341,000 Class A Shares held by Brookfield Investments Corporation and 662,877 Class A Shares held by BREP Holding L.P., each of which is a subsidiary of Brookfield Asset Management Inc.

(2).	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,791,104 as of October 13, 2020.
(3).

Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Renewable Partners L.P. hold an approximate 83.7% voting interest in the Issuer.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,875,890(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,875,890(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,875,890(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.7%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(4).	Includes 39,875,890 Class A Shares beneficially owned by Brookfield Asset Management Inc.
(5).	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,791,104 as of October 13, 2020.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE POWER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,534,890(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,534,890(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,534,890(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(6).	Includes 662,877 Class A Shares beneficially owned by BREP Holding L.P., a subsidiary of Brookfield Renewable Power Inc.
(7).	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,791,104 as of October 13, 2020.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,341,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,341,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(8)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8).	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 114,791,104 as of October 13, 2020.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(9).

Brookfield Renewable Partners L.P. and its affiliates beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield Asset Management Inc. and Brookfield Renewable Partners L.P. hold an approximate 83.7% voting interest in the Issuer.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D is being filed to by Brookfield Asset Management Inc. (“Brookfield”), Partners Limited (“Partners”), Brookfield Renewable Power Inc. (“BRPI”), Brookfield Investments Corporation (“BIC”), Brookfield Renewable Partners L.P. (“BEP”) and Brookfield Renewable Partners Limited (“BRPL,” and collectively with Brookfield, Partners, BRPI, BIC and BEP, the “Reporting Persons”) to reflect the closing on October 13, 2020 of the previously announced secondary equity offering in Canada (the “Canadian Offering”) by Brookfield International Limited (“BIL”), a wholly-owned subsidiary of Brookfield, of an aggregate of 4,663,250 class A exchangeable subordinate voting shares, no par value (“Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”).

Unless otherwise indicated, all references to “C$” in this Amendment No. 1 are to Canadian dollars.

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 1.

Item 2. Identity and Background.

Item 2 of the original Schedule 13D is hereby amended and supplemented as follows:

Schedule I hereto sets forth an updated list of Brookfield’s directors and executive officers (to be included as Scheduled Persons), and their respective principal occupations, addresses, and citizenships.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the original Schedule 13D is hereby amended and supplemented as follows:

On October 6, 2020, BIL and the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with BEP and the underwriters party thereto (the “Underwriters”), pursuant to which BIL agreed to sell 4,055,000 Class A Shares to the Underwriters for an aggregate gross purchase price of C$325,211,000, or C$80.20 per Class A Share. In addition, BIL granted the Underwriters an option to purchase an additional 608,250 Class A Shares (the “Option Shares”) at the same price as the sales made in the Canadian Offering. The Underwriters exercised the option to purchase the Option Shares in full on October 7, 2020 for an aggregate gross purchase price of C$48,781,650. An aggregate of 4,663,250 Class A Shares were sold in the Canadian Offering, which closed on October 13, 2020.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 99.6.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 39,875,890 shares, constituting 34.7% of the Issuer’s currently outstanding Class A shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 114,791,104 outstanding as of October 13, 2020.

(i) Brookfield

a.	Brookfield may be deemed the beneficial owner of 39,875,890* Class A Shares, constituting a percentage of approximately 34.7%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 39,875,890* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 39,875,890* Class A Shares

*

Includes 37,872,013 Class A Shares held by BRPI, 1,341,000 Class A Shares held by BIC and 662,877 Class A Shares held by BREP Holding L.P. (“BREPH”). The general partner of BREPH is BRP Bermuda GP Limited (“BRP Bermuda”). BRPI, BIC, BREPH and BRP Bermuda are each a subsidiary of Brookfield.

(ii) Partners

a.	Partners may be deemed the beneficial owner of 39,875,890* Class A Shares, constituting a percentage of approximately 34.7%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 39,875,890* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 39,875,890* Class A Shares

*	This amount includes 39,875,890 Class A Shares beneficially owned by Brookfield.

(iii) BRPI

a.	BRPI may be deemed the beneficial owner of 38,534,890* Class A Shares, constituting a percentage of approximately 33.6%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 38,534,890* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 38,534,890* Class A Shares

*	Includes 662,877 Class A Shares held by BREPH. The general partner of BREPH is BRP Bermuda, and BREPH and BRP Bermuda are subsidiaries of BRPI.

(iv) BIC

a.	BIC may be deemed the beneficial owner of 1,341,000 Class A Shares, constituting a percentage of approximately 1.2%

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 1,341,000 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 1,341,000 Class A Shares

(v) BEP

a.	BEP does not beneficially own any Class A Shares

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BRPL

a.	BRPL does not beneficially own any Class A Shares

b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(c) On October 5, 2020, prior to the commencement of the Canadian Offering, BRPI transferred to BIL the 4,663,250 Class A Shares ultimately offered and sold in the Canadian Offering. Other than the transactions described in this Amendment No. 1, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference.

As of October 13, 2020, Brookfield and BEP hold an approximate 83.7% voting interest in the Issuer, BEP may receive up to 114,791,104 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may receive up to 74,915,214 Class A Shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6 – Underwriting Agreement, dated October 6, 2020, by and among BIL, the Issuer, BEP and the Underwriters.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

October 14, 2020	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Vice President

PARTNERS LIMITED

	By:	/s/ Brian Lawson
Name: Brian Lawson
Title: President

BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice President and Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Tom Corbett
Name: Tom Corbett
Title: Vice President and Chief Financial Officer

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Corporate Director	Canada and U.S.A.

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, Brookfield	Canada

Jeffrey M. Blidner, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Vice Chair, Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario, M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	c/o Suite 1210, 225 – 6th Ave. S.W. Calgary, Alberta, T2P 1N2, Canada	Corporate Director	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob. 01, Leblon, Rio de Janeiro RJ 22441-090	Former Chief Executive Officer, Vale SA	Brazil

J. Bruce Flatt, Director, Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer, Brookfield	Canada

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3, Canada	Managing Partner and Chief Financial Officer, Brookfield	United Kingdom

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate, Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair and Director, Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer of Private Equity, Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management	U.S.A.

Frank J. McKenna, Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments, Brookfield	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics Limited	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer, Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner and Chief Executive Officer Renewable Power	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer Renewable Power, Brookfield	Canada